FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



July 16, 2008


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

                                                                  July 16, 2008

                                        Company:        RICOH COMPANY, LTD.

                                        Representative: Shiro Kondo
                                                        Representative Director,
                                                        President and CEO

                                        Contact:        Masakuni Kutsuwada,
                                                        General Manager of
                                                        PR Department
                                                        +81-3-6278-5228

     Notice Regarding Application to delist from Overseas Stock Exchanges

Tokyo, July 16, 2008--Ricoh Company Limited resolved today to make applications to Euronext Amsterdam Stock Exchange and Frankfurt Stock Exchange for delisting of Ricoh's shares (including depositary receipts representing such shares; hereinafter the same shall apply). Related matters in this regard are as follows:

1. Reasons for delisting:

The trading volume of Ricoh's shares on each stock exchanges have been extremely low. Therefore, Ricoh believes that these delistings would cause no substantial inconvenience to Ricoh's shareholders and investors.

2. Stock exchanges to which Ricoh will make applications for delisting:

Euronext Amsterdam and Frankfurt

(Reference)

Stock exchanges on which Ricoh's shares will continue to be listed

Japan: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Overseas: Euronext Paris

3. Schedule

Applications for the delisting of Ricoh's shares will be made to each stock exchange in the middle of July. Ricoh expects to complete the whole delisting procedures within six months. However, this timetable may vary depending on each exchange's delisting requirements.